SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SpectraSite, Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

84761M104
(CUSIP Number)

SPO Partners & Co.
591 Redwood Highway, Suite 3215
Mill Valley, California 94941
(415) 383-6600

with a copy to:

Alison S. Ressler
Sullivan & Cromwell LLP
1888 Century Park East, Suite 2100
Los Angeles, CA 90067
(310) 712-6600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 2, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [__]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 22

CUSIP No. 84761M104
1	Name of Reporting Person: SPO Partners II, L.P.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 2,596,800
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 2,596,800
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,596,800
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 5.5%
14	Type of Reporting Person: PN

(1)   Power is exercised through its sole general partner, SPO Advisory Partners, L.P.

Page 3 of 22

CUSIP No. 84761M104
1	Name of Reporting Person: SPO Advisory Partners, L.P.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 2,596,800
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 2,596,800
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,596,800
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 5.5%
14	Type of Reporting Person: PN

(1)   Solely in its capacity as the sole general partner of SPO Partners II, L.P.

(2)   Power is exercised through its sole general partner, SPO Advisory Corp.

Page 4 of 22

CUSIP No. 84761M104
1	Name of Reporting Person: San Francisco Partners II, L.P.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 233,000
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 233,000
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 233,000
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 0.5%
14	Type of Reporting Person: PN

(1)   Power is exercised through its sole general partner, SF Advisory Partners, L.P.

Page 5 of 22

CUSIP No. 84761M104
1	Name of Reporting Person: SF Advisory Partners, L.P.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 233,000
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 233,000
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 233,000
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 0.5%
14	Type of Reporting Person: PN

(1)   Solely in its capacity as the sole general partner of San Francisco Partners II, L.P.

(2)   Power is exercised through its sole general partner, SPO Advisory Corp.

Page 6 of 22

CUSIP No. 84761M104
1	Name of Reporting Person: SPO Advisory Corp.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 2,829,800
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 2,829,800
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,829,800
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 6.0%
14	Type of Reporting Person: CO

(1)   Solely in its capacity as the sole general partner of SPO Advisory Partners, L.P. with respect to 2,596,800 of such shares; and solely in its capacity as the sole general partner of SF Advisory Partners, L.P. with respect to 233,000 of such shares.

(2)   Power is exercised through its three controlling persons, John H. Scully, William E. Oberndorf and William J. Patterson.

Page 7 of 22

CUSIP No. 84761M104
1	Name of Reporting Person: Cranberry Lake Partners, L.P.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 100,000(1)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 100,000(1)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 100,000(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 0.2%
14	Type of Reporting Person: PN

(1)   Power is exercised through its sole general partner, the John and Irene Scully Trust, dated May 30, 1994, for which John H. Scully and Irene S. Scully are the trustees.

Page 8 of 22

CUSIP No. 84761M104
1	Name of Reporting Person: Netcong Newton Partners, L.P.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 100,000(1)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 100,000(1)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 100,000(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 0.2%
14	Type of Reporting Person: PN

(1)   Power is exercised through its sole general partner, The John and Irene Scully Trust, dated May 30, 1994, for which John H. Scully and Irene S. Scully are the trustees.

Page 9 of 22

CUSIP No. 84761M104
1	Name of Reporting Person: The John and Irene Scully Trust, dated May 30, 1994
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 200,000(1)(2)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 200,000(1)(2)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 200,000(1)(2)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 0.4%
14	Type of Reporting Person: OO

(1)   Solely in its capacity as the sole general partner of Cranberry Lake Partners, L.P. with respect to 100,000 of such shares; solely in its capacity as the sole general partner of Netcong Newton Partners, L.P. with respect to 100,000 of such shares.

(2)   Power is exercised through its trustees, John H. Scully and Irene S. Scully.

Page 10 of 22

CUSIP No. 84761M104
1	Name of Reporting Person: John H. Scully
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: PF and Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: -0-
	8	Shared Voting Power: 3,029,800(1)
	9	Sole Dispositive Power: -0-
	10	Shared Dispositive Power: 3,029,800(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,029,800(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 6.4%
14	Type of Reporting Person: IN

(1)   Of these, 2,829,800 shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as one of three controlling persons of SPO Advisory Corp., 100,000 shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as a trustee for The John and Irene Scully Trust, dated May 30, 1994, the sole general partner of Cranberry Lake Partners, L.P., and 100,000 shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as a trustee for The John and Irene Scully Trust, dated May 30, 1994, the sole general partner of Netcong Newton Partners, L.P.

Page 11 of 22

CUSIP No. 84761M104
1	Name of Reporting Person: William E. Oberndorf
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: PF and Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: -0-
	8	Shared Voting Power: 2,829,800(1)
	9	Sole Dispositive Power: -0-
	10	Shared Dispositive Power: 2,829,800(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,829,800(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 6.0%
14	Type of Reporting Person: IN

(1)   These 2,829,800 shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as one of three controlling persons of SPO Advisory Corp.

Page 12 of 22

CUSIP No. 84761M104
1	Name of Reporting Person: William J. Patterson
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: -0-
	8	Shared Voting Power: 2,829,800(1)
	9	Sole Dispositive Power: -0-
	10	Shared Dispositive Power: 2,829,800(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,829,800(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 6.0%
14	Type of Reporting Person: IN

(1)   These 2,829,800 shares may be deemed to be beneficially owned by Mr. Patterson solely in his capacity as one of three controlling persons of SPO Advisory Corp.

Page 13 of 22
Item 1.	Security and Issuer

                This statement relates to the shares of common stock, par value $.01 per share (the “Shares”), of SpectraSite, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 400 Regency Forest Drive, Cary, North Caroline 27511.

Item 2.	Identity and Background.

                (a) The undersigned hereby file this Schedule 13D Statement on behalf of SPO Partners II, L.P., a Delaware limited partnership (“SPO”), SPO Advisory Partners, L.P., a Delaware limited partnership (“SPO Advisory Partners”), San Francisco Partners II, L.P., a California limited partnership (“SFP”), SF Advisory Partners, L.P., a Delaware limited partnership (“SF Advisory Partners”), SPO Advisory Corp., a Delaware corporation (“SPO Advisory Corp.”), Cranberry Lake Partners, L.P., a California limited partnership (“CLP”), Netcong Newton Partners, L.P., a California limited partnership (“NNP”), The John and Irene Scully Trust, dated May 30, 1994 (“Scully Trust”), John H. Scully (“JHS”), William E. Oberndorf (“WEO”) and William J. Patterson (“WJP”). SPO, SPO Advisory Partners, SFP, SF Advisory Partners, SPO Advisory Corp., CLP, NNP, Scully Trust, JHS, WEO and WJP are sometimes hereinafter referred to as the “Reporting Persons.” The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

               (b) – (c)

                SPO

               SPO is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of SPO, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Securities Exchange Act of 1934, as amended (the “Act”), certain information with respect to SPO Advisory Partners, the sole general partner of SPO, is set forth below.

                SPO Advisory Partners

               SPO Advisory Partners is a Delaware limited partnership, the principal business of which is serving as the sole general partner of SPO. The principal business address of SPO Advisory Partners,

Page 14 of 22

which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SPO Advisory Corp., the sole general partner of SPO Advisory Partners, is set forth below.

                SFP

               SFP is a California limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of SFP, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SF Advisory Partners, the sole general partner of SFP, is set forth below.

                SF Advisory Partners

               SF Advisory Partners is a Delaware limited partnership, the principal business of which is serving as the sole general partner of SFP. The principal business address of SF Advisory Partners, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SPO Advisory Corp., the sole general partner of SF Advisory Partners, is set forth below.

                SPO Advisory Corp.

               SPO Advisory Corp. is a Delaware corporation, the principal business of which is serving as the sole general partner of each of SPO Advisory Partners and SF Advisory Partners. The principal address of SPO Advisory Corp., which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to JHS, WEO and WJP, the three controlling persons of SPO Advisory Corp., is set forth below.

                CLP

               CLP is a California limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of CLP, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to Scully Trust, the sole general partner of CLP, is set forth below.

                NNP

               NNP is a California limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of NNP, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to Scully Trust, the sole general partner of NNP, is set forth below.

                Scully Trust

               Scully Trust is a living trust, established for the benefit of JHS and his wife, Irene Scully. Scully Trust is also the sole general partner of CLP and NNP. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to JHS, trustee for the Scully Trust, is set forth below. The principal business address of Scully Trust, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941.

Page 15 of 22

                JHS

               JHS’ business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co., a Delaware corporation. The principal business of SPO Partners & Co. is operating as an investment firm. The principal address of SPO Partners & Co., which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. JHS is one of three controlling persons of SPO Advisory Corp., the sole general partner of each of SPO Advisory Partners and SF Advisory Partners. JHS is also a trustee for Scully Trust, which serves as the sole general partner of each of CLP and NNP.

                WEO

               WEO’s business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co. WEO is one of three controlling persons of each of SPO Advisory Corp., the sole general partner of each of SPO Advisory Partners and SF Advisory Partners.

                WJP

               WJP’s business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co. WJP is one of three controlling persons of SPO Advisory Corp., the sole general partner of each of SPO Advisory Partners and SF Advisory Partners.

               (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Page 16 of 22

Item 3.	Source and Amount of Funds or Other Consideration.

                The source and amount of the funds used or to be used by the Reporting Persons to purchase the Shares are as follows:

________________________________________________________________________________
        Name              Source of Funds                     Amount of Funds
________________________________________________________________________________
SPO                     Contributions from Partners          $69,841,111
________________________________________________________________________________
SPO Advisory Partners   Not Applicable                       Not Applicable
________________________________________________________________________________
SFP                     Contributions from Partners          $6,080,108
________________________________________________________________________________
SF Advisory Partners    Not Applicable                       Not Applicable
________________________________________________________________________________
SPO Advisory Corp.      Not Applicable                       Not Applicable
________________________________________________________________________________
CLP                     Contributions from Partners          $3,163,220
________________________________________________________________________________
NNP                     Contributions from Partners          $3,163,220
________________________________________________________________________________
Scully Trust            Not Applicable                       Not Applicable
________________________________________________________________________________
JHS                     Not Applicable                       Not Applicable
________________________________________________________________________________
WEO                     Not Applicable                       Not Applicable
________________________________________________________________________________
WJP                     Not Applicable                       Not Applicable
________________________________________________________________________________
Item 4.	Purpose of Transaction.

                The Reporting Persons have acquired the Shares reported herein for investment purposes. Consistent with such purpose, the Reporting Persons have had, and may have in the future, discussions with management of the Issuer and may make suggestions concerning the Issuer’s operations, prospects, business and financial strategies, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their investments in the Shares and other securities of the Issuer. Each Reporting Person expects that it will, from time to time, review its investment position in the Issuer and may, depending on market and other conditions, increase or decrease its investment position in the Shares or other securities of the Issuer.

               Whether the Reporting Persons purchase any additional Shares or other securities of the Issuer or dispose of any Shares or other securities of the Issuer, and the amount and timing of any such transactions, will depend upon the Reporting Persons’ individual continuing assessments of pertinent factors, including the availability of Shares or other securities of the Issuer for purchase at particular price levels, the Issuer’s and the particular Reporting Person’s business and

Page 17 of 22

prospects, other business investment opportunities available to the particular Reporting Person, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board of Directors and management of the Issuer, the availability and nature of opportunities to dispose of the particular Reporting Person’s interest in the Issuer, to realize trading profits or minimize trading losses, and other plans and requirements of the particular Reporting Person. Depending upon individual assessments of these factors from time to time, each Reporting Person may change the present intentions as stated above, including determining to acquire additional Shares or other securities of the Issuer (by means of open market or privately negotiated purchases) or to dispose of some or all of the Shares or other securities of the Issuer held by or under the control of such Reporting Person. In addition, each Reporting Person may from time to time enter into equity swap and other derivative transactions with respect to his investment in Shares or other securities of the Issuer.

               Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.	Interest in Securities of the Issuer.

               (a) Percentage interest calculations for each Reporting Person are based upon the Issuer having 47,487,030 total outstanding shares of Common Stock, as reported on the Issuer’s 10-Q (Amendment No. 2) filed with the Securities and Exchange Commission on September 25, 2003.

                SPO

               The aggregate number of Shares that SPO owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,596,800 Shares, which constitutes approximately 5.5% of the outstanding Shares.

                SPO Advisory Partners

               Because of its position as the sole general partner of SPO, SPO Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,596,800 Shares, which constitutes approximately 5.5% of the outstanding Shares.

                SFP

               The aggregate number of Shares that SFP owns beneficially, pursuant to Rule 13d-3 of the Act, is 233,000 Shares, which constitutes approximately 0.5% of the outstanding Shares.

                SF Advisory Partners

               Because of its position as the sole general partner of SFP, SF Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 233,000 Shares, which constitutes approximately 0.5% of the outstanding Shares.

                SPO Advisory Corp.

               Because of its positions as the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial

Page 18 of 22

owner of 2,829,800 Shares in the aggregate, which constitutes approximately 6.0% of the outstanding Shares.

                CLP

               The aggregate number of Shares that CLP owns beneficially, pursuant to Rule 13d-3 of the Act, is 100,000 Shares, which constitutes approximately 0.2% of the outstanding Shares.

                NNP

               The aggregate number of Shares that NNP owns beneficially, pursuant to Rule 13d-3 of the Act, is 100,000 Shares, which constitutes approximately 0.2% of the outstanding Shares.

                Scully Trust

                Because of its positions as the sole general partner of each of CLP and NPP, Scully Trust may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 200,000 Shares, which constitutes approximately 0.4% of the outstanding Shares.

                JHS

               Individually, and because of his positions as a control person of SPO Advisory Corp., and trustee for Scully Trust, which serves as the sole general partner of each of CLP and NNP, JHS may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,029,800 Shares, which constitutes approximately 6.4% of the outstanding Shares.

                WEO

               Because of his position as a control person of SPO Advisory Corp., WEO may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,829,800 Shares in the aggregate, which constitutes approximately 6.0% of the outstanding Shares.

                WJP

              Because of his position as a control person of SPO Advisory Corp., WJP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,829,800 Shares in the aggregate, which constitutes approximately 6.0% of the outstanding Shares.

Page 19 of 22

               To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any Shares.

                (b)

                SPO

               Acting through its sole general partner, SPO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,596,800 Shares.

                SPO Advisory Partners

               Acting through its sole general partner and in its capacity as the sole general partner of SPO, SPO Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,596,800 Shares.

                SFP

               Acting through its sole general partner, SFP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 233,000 Shares.

                SF Advisory Partners

               Acting through its sole general partner and in its capacity as the sole general partner of SFP, SF Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 233,000 Shares.

                SPO Advisory Corp.

               Acting through its controlling persons and in its capacities as the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,829,800 Shares in the aggregate.

                CLP

               Acting through its sole general partner, CLP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 100,000 Shares.

Page 20 of 22

                NNP

               Acting through its sole general partner, NNP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 100,000 Shares.

                Scully Trust

               Acting through its trustees and in its capacities as the sole general partner of each of CLP and NNP, Scully Trust has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 200,000 Shares in the aggregate.

                JHS

               As one of three controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, JHS may be deemed to have shared power with WEO and WJP to vote or to direct the vote and to dispose or to direct the disposition of 2,829,800 Shares held by SPO and SFP in the aggregate. Because of his positions as a trustee for Scully Trust, which serves as the sole general partner of each of CLP and NNP, JHS may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 200,000 Shares held by CLP and NNP in the aggregate.

                WEO

               As one of three controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, WEO may be deemed to have shared power with JHS and WJP to vote or to direct the vote and to dispose or to direct the disposition of 2,829,800 Shares held by SPO and SFP in the aggregate.

                WJP

               As one of three controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, WJP may be deemed to have shared power with JHS and WEO to vote or to direct the vote and to dispose or to direct the disposition of 2,829,800 Shares held by SPO and SFP in the aggregate.

Page 21 of 22

               (c) During the past 60 days, the Reporting Persons purchased Shares in open market transactions on the New York Stock Exchange and in a public offering by selling stockholders of the Issuer as set forth on Schedule I attached hereto. Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in Shares during the past 60 days.

               (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Shares owned by such Reporting Person.

               (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

               Except as set forth herein or in the exhibits filed herewith, there are no other contracts, arrangements, understandings or relationships of the type required to be disclosed in response to Item 6 of Schedule 13D of the Act with respect to the Shares owned by the Reporting Persons.

Item 7.	Material to be Filed as Exhibits.

                Exhibit A - Agreement pursuant to Rule 13d-1(k)

                Exhibit B - Power of Attorney for the Reporting Persons

Page 22 of 22

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: October 13, 2003

By:	/s/ Kim M. Silva

Kim M. Silva
Attorney-in-Fact for:

SPO PARTNERS II, L.P. (1)
SPO ADVISORY PARTNERS, L.P. (1)
SAN FRANCISCO PARTNERS II, L.P. (1)
SF ADVISORY PARTNERS, L.P. (1)
SPO ADVISORY CORP. (1)
CRANBERRY LAKE PARTNERS, L.P. (1)
NETCONG NEWTON PARTNERS, L.P. (1)
THE JOHN AND IRENE SCULLY TRUST,
    DATED MAY 30, 1994 (1)
JOHN H. SCULLY (1)
WILLIAM E. OBERNDORF (1)
WILLIAM J. PATTERSON (1)

(1) A Power of Attorney authorizing Kim M. Silva to act on behalf of this person or entity is filed herewith as Exhibit B.

SCHEDULE I TO
SCHEDULE 13D FOR
SPO PARTNERS II, L.P.

REPORTING PERSON	Date of Transaction	Type	Number of Shares	Price Per Share ($)	Where/How Transaction Effected

SPO Partners II, L.P.	10/2/2003	Buy	950,000	30.25	Public Offering
San Francisco Partners II, L.P.	10/2/2003	Buy	50,000	30.25	Public Offering
Cranberry Lake Partners, L.P.	10/3/2003	Buy	100,000	31.63	Open Market/Broker
Netcong Newton Partners, L.P.	10/3/2003	Buy	100,000	31.63	Open Market/Broker

EXHIBIT INDEX

Exhibit	Document Description	Page No.
A	Agreement Pursuant to Rule 13d-1(k)	1
B	Power of Attorney for the Reporting Persons	2

Exhibit A

              Pursuant to Rule 13d-1(k) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agrees that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

DATED: October 13, 2003

By:	/s/ Kim M. Silva

Kim M. Silva
Attorney-in-Fact for:

SPO PARTNERS II, L.P. (1)
SPO ADVISORY PARTNERS, L.P. (1)
SAN FRANCISCO PARTNERS II, L.P. (1)
SF ADVISORY PARTNERS, L.P. (1)
SPO ADVISORY CORP. (1)
CRANBERRY LAKE PARTNERS, L.P. (1)
NETCONG NEWTON PARTNERS, L.P. (1)
THE JOHN AND IRENE SCULLY TRUST,
    DATED MAY 30, 1994 (1)
JOHN H. SCULLY (1)
WILLIAM E. OBERNDORF (1)
WILLIAM J. PATTERSON (1)

(1) A Power of Attorney authorizing Kim M. Silva to act on behalf of this person or entity is filed herewith as Exhibit B.

Exhibits Page 1

Exhibit B

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that SPO Partners II, L.P., SPO Advisory Partners, L.P., San Francisco Partners II, L.P., SF Advisory Partners, L.P., SPO Advisory Corp., Cranberry Lake Partners, L.P., Netcong Newton Partners, L.P., The John and Irene Scully Trust, dated May 30, 1994, John H. Scully, William E. Oberndorf and William J. Patterson (each a "Grantor") have made, constituted and appointed, and by these presents do make, constitute and appoint, each of William E. Oberndorf and Kim M. Silva (each an "Attorney"), the true and lawful agent and attorney-in-fact, with full power of substitution and resubstitution, of the Grantor, for and in Grantor's name, place and stead, in any and all capacities, to do all or any of the following acts, matters and things:

1.	To sign on behalf of the Grantor statements on Schedule 13D or 13G or Forms 3, 4 and 5, or amendments thereto pursuant to Section 13(d) or Section 16 under the Securities Exchange Act of 1934.

2.	To do all such other acts and things as, in such Attorney’s discretion, he or she deems appropriate or desirable for the purpose of filing such statements on Schedule 13D or 13G or Forms 3, 4 and 5, or amendments thereto.

3.	To appoint in writing one or more substitutes who shall have the power to act on behalf of the Grantor as if that substitute or those substitutes shall have been originally appointed Attorney(s) by this Power of Attorney and/or to revoke any such appointment at any time without assigning any reason therefor.

The Grantor hereby ratifies and confirms all that said agents and attorneys-in-fact or any substitute or substitutes may lawfully do or cause to be done by virtue hereof. This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 or to file reports under Section 13(d) of the Securities Exchange Act of 1934 with respect to the undersigned's holdings of and transactions in securities issued by SpectraSite, Inc., unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

The words Grantor and Attorney shall include all grantors and attorneys under this Power of Attorney.

Exhibits Page 2

               IN WITNESS WHEREOF, each Grantor duly assents to this Power of Attorney by his or her signature as of the 13th day of October, 2003.

SPO Partners II, L.P.
By:	SPO Advisory Partners, L.P.
By:	SPO Advisory Corp.
/s/ WILLIAM E. OBERNDORF

William E. Oberndorf Vice President

SPO Advisory Partners, L.P.
By:	SPO Advisory Corp.
/s/ WILLIAM E. OBERNDORF

William E. Oberndorf Vice President

San Francisco Partners II, L.P.
By:	SF Advisory Partners, L.P.
By:	SPO Advisory Corp.
/s/ WILLIAM E. OBERNDORF

William E. Oberndorf Vice President

SF Advisory Partners, L.P.
By:	SPO Advisory Corp.
/s/ WILLIAM E. OBERNDORF

William E. Oberndorf Vice President

SPO Advisory Corp.
/s/ WILLIAM E. OBERNDORF

William E. Oberndorf Vice President

Cranberry Lake Partners, L.P.
By:	The John and Irene Scully Trust
/s/ JOHN H. SCULLY

John H. Scully Trustee

Netcong Newton Partners, L.P.
By:	The John and Irene Scully Trust
/s/ JOHN H. SCULLY

John H. Scully Trustee

The John and Irene Scully Trust, dated May 30, 1994
/s/ JOHN H. SCULLY

John H. Scully Trustee

Exhibits Page 3

John H. Scully
/s/ JOHN H. SCULLY

William E. Oberndorf
/s/ WILLIAM E. OBERNDORF

William J. Patterson
/s/ WILLIAM J. PATTERSON

Exhibits Page 4